PRA INTERNATIONAL
12120 Sunset Hills Road, Suite 600
Reston, Virginia 20190

October 11, 2007

Jeffrey P. Riedler, Esq.
Assistant Director
Office of Healthcare and Insurance
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	PRA International Preliminary Proxy Statement on Schedule 14A Filed August 28, 2007 File No. 1-33381

Preliminary Transaction Statement on Schedule 13E-3
Filed August 28, 2007
File No. 5-80376

Dear Mr. Riedler:

On October 11, 2007 PRA International (“PRA” or the “Company”) filed via EDGAR Amendment No. 1 to the above-referenced Preliminary Proxy Statement on Schedule 14A (“Amendment No. 1 to the Proxy Statement”) and Amendment No. 1 to the above-referenced Preliminary Transaction Statement on Schedule 13E-3 (“Amendment No. 1 to the Transaction Statement”).

Set forth below are the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in the Staff’s letter to the Company dated September 26, 2007. The responses below are numbered to correspond with the paragraphs of the Staff’s comment letter. The references in our responses below to page numbers refer to the pages in the blacklined courtesy copies of Amendment No. 1 to the Proxy Statement and Amendment No. 1 to the Transaction Statement, as applicable, which we are providing to you for your convenience.

Schedule 13E-3

1. We note that the following persons appear to be affiliates engaged in the transaction for purposes of Rule 13e-3 and should potentially be named as filing persons on the Schedule 13E-3: Genstar Capital Partners V, L.P., Genstar Capital Partners IV, L.P., Genstar Capital Partners III, L.P., Stargen III, L.P., Genstar Capital L.P., Jean-Pierre Conte, Robert Weltman, Melvin Booth, Terrance Bieker, Robert Conway and the members of management who will continue as employees of the company. See Section II.D.3 of the Current Issues Outline dated November 14, 2000 available on our website at www.sec.gov. Please revise your Schedule 13E-3 and proxy statement to include all the additional information required for each of these filing persons pursuant to Items 2, 3, 5, 6, 7, 8, 11 and 12 of Schedule 13E-3. In the alternative, please provide an analysis for each person explaining why they should not be identified as a filing person.

Rule 13e-3 under the Securities Exchange Act of 1934 (the “Exchange Act”) is applicable when (1) an “affiliate” of an issuer (2) engages in one or more of certain specified transactions (3) having a purpose or reasonable likelihood of resulting in one or more specified effects. See Section II of SEC Release 34-17719 (April 13, 1981). The definition of “affiliate” under Rule 13e-3(a)(1) as well as Rule 12b-2 under the Exchange Act is based on a person’s ability, directly or indirectly, to control another person. Rule 12b-2 defines control as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” Identifying “control” which is fundamental to the concept of an “affiliate” as defined by Rule 13e-3 is dependent upon specific facts and circumstance.

Securities and Exchange Commission

October 11, 2007

In response to the Staff’s comments, the Schedule 13E-3 and proxy statement have been revised to include the following persons as Schedule 13E-3 filers:

•	Genstar Capital Partners III, L.P. (“Genstar Fund III”)

•	Genstar Capital Partners IV, L.P. (“Genstar Fund IV”)

•	Genstar Capital Partners V, L.P. (“Genstar Fund V”)

•	Jean-Pierre L. Conte

•	Robert J. Weltman

The Schedule 13E-3 and the proxy statement have been revised to identify each of the foregoing as a filer and to include all the additional information required for each of these filing persons pursuant to Items 2, 3, 5-8, 11 and 12 of Schedule 13E-3. See pages 3, 33 and 34 and Appendix F of Amendment No. 1 to the Proxy Statement.

Each of Genstar Fund III, Genstar Fund IV and Genstar Fund V is sometimes referred to as a “Genstar Fund” and collectively as the “Genstar Funds.”

For the reasons set forth below, we believe that the facts and circumstances of this situation do not result in characterizing the following persons as “affiliates” who are engaged in the transaction for purposes of Rule 13e-3:

•	Stargen III, L.P. (“Stargen III”)

•	Stargen IV, L.P. (“Stargen IV”)

•	Stargen V, L.P. (“Stargen V”)

•	Genstar Capital, L.P.

•	Genstar Capital, LLC

•	Melvin Booth

•	Terrance Bieker

•	Robert Conway

•	Members of PRA management

Stargen III.  Stargen III, L.P. (“Stargen III”) is a limited partnership that was formed in connection with the formation of Genstar Fund III. The general partner of Stargen III is the same as the general partner of Genstar Fund III. Thus, Stargen III is controlled by the persons who control Genstar Fund III. The limited partners of Stargen III are employees of Genstar Capital, LLC, members of the Strategic Advisory Board (described below) and others. Stargen III was established to be a vehicle through which Genstar employees and these other investors could invest along side Genstar Fund III on a pro rata basis. These “side-by-side” investments are the only business activity of Stargen III. The investments made by Stargen III are quite small relative to the investments made by Genstar Fund III. In the case of the investment in PRA, the investment by Stargen III equals approximately 3.5% of the amount invested by Genstar Fund III. The limited partners of Stargen III have no right to control the investments made by Stargen III (or any other Genstar entity).

Stargen III currently owns only a small percentage (approximately 4/10 of 1%) of the common stock of PRA. Stargen III will not have any equity interest in Parent. In light of its small investment and the passive nature of this investment, Stargen III does not exercise or possess the right to exercise, directly or indirectly, “control” over PRA or Parent. Based on the foregoing, we respectfully submit that Stargen III is not an “affiliate” of Parent or PRA that is engaged in a transaction for purposes of Rule 13e-3 and therefore is not required to be a filer with respect to the Schedule 13E-3.

Stargen IV and Stargen V.  Stargen IV, L.P. and Stargen V, L.P. are limited partnerships formed in connection with the formation of Genstar Capital Partners IV, L.P. (“Genstar Fund IV”) and Genstar Capital Partners V, L.P.

Securities and Exchange Commission

October 11, 2007

(“Genstar Fund V”). The purpose of Stargen IV and Stargen V is essentially same as that of Stargen III, i.e., to invest along side Genstar Fund IV and Genstar Fund V, respectively. The limited partners of Stargen IV and Stargen V are Genstar employees, Strategic Advisory Board members and others. At the closing of the merger, Stargen IV and Stargen V will invest in Parent and own approximately 2.5% of the outstanding common stock of Parent. Stargen IV and Stargen V will not have the right to exercise, directly or indirectly, “control” over Parent. Stargen IV and Stargen V do not have any ownership interest in PRA. Based on the foregoing, we respectfully submit that neither Stargen IV nor Stargen V is an “affiliate” of Parent or PRA that is engaged in a transaction for purposes of Rule 13e-3 and therefore neither is required to be a filer with respect to the Schedule 13E-3.

Genstar Capital, L.P. and Genstar Capital, LLC.  Genstar Capital, L.P. is the manager of Genstar Fund III. Genstar Capital, LLC is the manager of Genstar Fund IV and Genstar Fund V. Genstar Capital, L.P.’s sole business activity is to provide administrative services to Genstar Fund III and Genstar Capital, LLC’s sole business activity is to provide administrative services to Genstar Fund IV and Genstar Fund V, in each case, if and to the extent requested by the applicable Genstar Fund, including maintaining books and records, providing office space, screening and evaluating investment proposals and submitting such proposals to the applicable Genstar Fund and providing personnel. The partnership agreements for the Genstar Funds expressly provide that notwithstanding the management role provided by Genstar Capital, L.P. or Genstar Capital, LLC, as the case may be, the management and the conduct of the activities of Genstar Funds remain the ultimate responsibility of the general partner of each Genstar Fund and all decisions related to the selection and disposition of the investments of such Genstar Fund are made exclusively by its general partner.

Genstar Capital, L.P. and Genstar Capital, LLC do not own, directly or indirectly any equity securities of PRA or Parent. Nor are these entities able to exercise, directly or indirectly, “control” of PRA or Parent within the meaning of Exchange Act Rule 12b-2. The role that these entities play is solely as administrative managers of the Genstar Funds. As described above, these management companies do not have the power to control the investments of the Genstar Funds. Therefore, we respectfully submit that neither Genstar Capital, L.P. nor Genstar Capital, LLC is an “affiliate” of Parent or PRA that is engaged in a transaction for purposes of Rule 13e-3, and therefore neither is required to be a filer with respect to the Schedule 13E-3.

Messrs. Booth and Conway.  Messrs. Booth and Conway are directors of PRA. Messrs. Booth and Conway also serve on the Strategic Advisory Board of Genstar Capital, LLC. The Strategic Advisory Board is comprised of 18 individuals who are current or former leaders of major corporations. These individuals work regularly with companies in which Genstar Fund IV or Genstar Fund V has investments to provide a source of operating experience and strategic insight. Strategic Advisory Board members are not employees of Genstar Capital, LLC or any Genstar entity. Each receives an annual consulting fee from Genstar Capital LLC. Strategic Advisory Board members do not have decision making authority with respect to new investments to be made by any Genstar Fund or the disposition of existing investments.

Messrs. Booth and Conway also are limited partners of Stargen IV and Stargen V. Each has less than 2% of the economic interest in Stargen IV and Stargen V, respectively. As limited partners, they do not have any right to own or control the investments of any of the Genstar Funds or any of the Stargen entities. They do not have any ownership or control in any of the entities that control Genstar Fund III, Genstar Fund IV or Genstar Fund V. Based on their ownership in Stargen IV and Stargen V, Messrs. Booth’s and Conway’s aggregate indirect economic interest in Parent will be less than 1/10 of 1%. Mr. Booth and Mr. Conway are passive investors in Stargen IV and Stargen V and will not have the power to control the voting or disposition of any shares of Parent common stock.

The PRA board of directors established a special committee of members of the board of directors who were not associated with Genstar or members of management. Neither Mr. Booth nor Mr. Conway was a member of the special committee. The special committee had exclusive authority and responsibility for conducting, pursuing and negotiating all aspects of the merger. The special committee discharged its responsibilities directly and through independent financial and legal advisers retained directly by the special committee. Neither Mr. Booth nor Mr. Conway participated in the negotiation of the merger agreement on behalf of either PRA or Parent.

Securities and Exchange Commission

October 11, 2007

Messrs. Booth and Conway will not be officers of Parent. While it is possible that Parent may ask Messrs. Booth and/or Conway to serve on the board of directors of Parent after the closing, there are no agreements, arrangements or understandings between Parent and Booth or Conway with respect to service on the board. It is anticipated that there will not be any such agreement, arrangement or understanding prior to the closing of the PRA transaction.

In light of the extremely small indirect, passive ownership in Parent and the fact that neither Mr. Booth nor Mr. Conway is able to exercise, directly or indirectly, “control” of Parent within the meaning of Rule 12b-2, we respectfully submit that neither Mr. Booth nor Mr. Conway is an affiliate of Parent engaged in the transaction for purposes of Rule 13e-3 and therefore neither is required to be a filer with respect to the Schedule 13E-3.

Mr. Bieker and Other Members of Management.  Mr. Bieker is Chief Executive Officer of PRA. Mr. Bieker was hired by PRA in late 2006 as interim CEO and in May 2007 entered into an employment agreement with PRA. Parent plans to retain Mr. Bieker as CEO of the surviving corporation after the closing of the merger. Mr. Bieker holds options to purchase an aggregate of 540,000 shares of PRA common stock (“PRA Options”), all of which are unvested (i.e., none of which may be exercised currently). Those PRA Options represent the right to purchase less than 2% of the shares of PRA common stock (“PRA Shares”) on a fully diluted basis. The economic value of the PRA Options is approximately 1/2 of 1% of the total amount to be paid to all PRA shareholders and optionholders in connection with the merger. The merger agreement provides that Mr. Bieker’s PRA Options will vest and be exchanged for cash consideration equal to the difference between the merger price and the exercise price. Parent intends to offer Mr. Bieker the opportunity to exchange, simultaneously with the consummation of the merger, some or all of his PRA Options for options to purchase shares of Parent common stock (“Parent Options”). The Parent Options will be subject to various transfer and other restrictions. At this time, it is anticipated that Mr. Bieker is likely to elect to exchange approximately 50% of his PRA Options, which would result in his holding Parent Options to purchase approximately 1.9% of the Parent Shares on a fully diluted basis. The exact percentage cannot be determined at this time as the extent to which other members of management will rollover their shares and options is not known.

Parent is not contemplating making any changes to the management of PRA as a result of the merger. PRA’s executive officers (other than Mr. Bieker) currently own 89,252 PRA Shares, which represent 4/10 of 1% of the outstanding PRA Shares, and PRA Options to purchase approximately 5.6% of the PRA Shares on a fully diluted basis (assuming all such PRA Options become exercisable). Parent may offer the executive officers the opportunity to exchange, simultaneously with the consummation of the merger, some or all of their PRA Shares and/or PRA Options for Parent Shares and/or Parent Options. The Parent options will be subject to various transfer and other restrictions. The opportunity to exchange PRA Shares for, or to purchase shares of, Parent common stock is intended to provide an equity-based incentive and retention benefit with respect to future operations of parents and its subsidiaries. Based on a preliminary indication by the executive officers of the number of PRA Options they contemplate exchanging for Parent Options, the executive officers (other than Mr. Bieker) would own Parent Options to purchase an aggregate of 2.5% of the Parent Shares on a fully diluted basis. At this time, neither PRA nor Parent has any additional information as to whether, and to what extent, the other executive officers and other employees of PRA would rollover PRA Shares or PRA Options, and therefore the exact percentage cannot be determined at this time as it is not known the extent to which other members of management will rollover their shares and options. However, it is expected that the percentage ownership of the executive officers as a result of the rollover will be less than the amounts stated above.

The PRA board of directors established a special committee of members of the board of directors who were not associated with Genstar or members of management. The special committee had exclusive authority and responsibility for conducting, pursuing and negotiating all aspects of the merger. The special committee discharged its responsibilities directly and through independent financial and legal advisers retained directly by the special committee. Any participation by PRA management in the process was at all times subject to and in accordance with the directions received from the special committee.

Securities and Exchange Commission

October 11, 2007

Except as set forth in Special Factors — Background of the Merger on page 15 of the Preliminary Proxy Statement, there was no discussion between management and Parent concerning post-closing compensation, employee benefits or equity ownership until after execution of the definitive merger agreement. Parent did not discuss with management the possibility of management rolling over their options and/or shares until after the expiration of the go-shop period that followed the execution of the merger agreement. Discussions between Parent and members of management concerning these matters are ongoing and no terms or agreements have been reached. Although PRA currently expects that these arrangements will be in place prior to the closing of the merger, there is no specific timeline for negotiating or finalizing any such arrangements. Such arrangements and the potential rollover or other investment by management in the equity of Parent is not a condition to the completion of the merger.

Parent also expects to establish a new equity-based compensation plan for management. Parent currently anticipates that such plan would authorize the issuance of stock options to purchase up to an aggregate of 10% of the fully diluted shares of Parent following the merger (which would include up to an aggregate of 8% of the fully diluted shares of Parent following the merger being allocated to the existing employees of PRA) and that such options would generally vest over five years of continued employment. Parent has not finally determined the size of such equity-based compensation plan and no awards have been made or promised.

The Staff has stated that whether a member of management is required to be a filer in a Rule 13e-3 transaction will depend “on the particular facts and circumstances of the transaction.” In Section II.D.3. of the Current Issues Outline dated November 14, 2000, the Staff notes that it has taken the position that members of senior management of an issuer that will be going private are required to file a Schedule 13E-3 even though the managers were not involved in the negotiation with the purchaser (except with respect to the manager’s own employment arrangements) and the issuer appointed a special committee of the board. The Staff also notes that “an important aspect of the Staff’s analysis was the fact that the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding securities, occupy seats on the board of the company in addition to senior management positions, and otherwise be in a position to ‘control’ the surviving company within the meaning of Exchange Act Rule 12b-2.” (emphasis added)

Consistent with the Staff’s guidance, we respectfully submit that Mr. Bieker and other members of senior management do not (and will not) have the type of “control” relationship with Parent that would require Mr. Bieker or any other member of management to become a filing person with respect to the Schedule 13E-3.

•	Neither Mr. Bieker nor any member of management currently owns own any equity securities of Parent or Merger Sub. Mr. Bieker and other members of senior management will not hold a “material” amount of the surviving company’s outstanding securities. Even combining the anticipated holdings of Mr. Bieker and all other members of senior management, based on our best estimate at this time, we believe that the aggregate ownership as a result of the rollover will be approximately 4.4% of the Parent common stock on a fully diluted basis. Furthermore, we expect that, even after giving effect to the grant of stock options under the new equity based compensation plan of Parent, all executive officers (including Mr. Bieker) would collectively own less than 10% of the Parent common stock on a fully diluted basis. Almost all of that ownership will be in stock options. See also Q3: Manual of Publicly Available Telephone Interpretations.

•	It is currently anticipated that Genstar Fund V and Genstar Fund IV will own approximately 79% of the outstanding Parent Shares (and could own more than 85% if other investors do not invest in Parent). Genstar Fund IV and Genstar Fund V will have the ability to designate all of Parent’s board members. It is anticipated that Mr. Bieker (and no other member of management) will serve on the Board of Directors of Parent, and his service will be at the discretion of Genstar Fund V. Mr. Bieker’s service on the Parent board will not result in him being an “affiliate” that is engaged in a Rule 13e-3 transaction. See Release No. 34-16075, note 6 (August 2, 1979)

•	The compensation paid to Mr. Bieker and other members of management will not be increased as a result of the merger. See Q3: Manual of Publicly Available Telephone Interpretations.

Securities and Exchange Commission

October 11, 2007

•	All members of senior management currently have employment agreements with PRA. None of those managers are currently expected to have employment agreements with Parent. Those managers will continue to serve PRA pursuant to their employment agreements with PRA, and there will not be any material alterations to those agreements that are favorable to management. See Q3: Manual of Publicly Available Telephone Interpretations.

•	Members of management did not participate in the process of negotiating the merger agreement, and the limited discussions that have occurred between Parent and management concerning possible future employment arrangements have been subject to and in accordance with the directions received from the special committee.

In footnote 6 of the Release that adopted Rule 13e-3, see Release No. 34-16075 (August 2, 1979), the Commission stated: “For the purpose of these transactions, the Commission would not view a person as an affiliate of the purchaser solely because such person enters into or agrees to enter into a reasonable and customary employment agreement or is elected or there is an agreement to elect such person as an executive officer or director of the purchaser.” See also Release No. 34-17719 (April 13, 1981) (“the Commission believes that the views expressed in the releases which proposed and adopted Rule 13e-3 are sound and therefore specifically affirms those views”). The views with respect to management’s role as Schedule 13E-3 filers that were expressed in the adopting release and reaffirmed in the interpretative release are applicable here. Mr. Bieker and the other members of management will have reasonable and customary employment arrangements and will not own a material amount of the equity interests of Parent. Therefore, based on the foregoing, we respectfully submit that neither Mr. Bieker nor any member of management is required to be a Schedule 13E-3 filer with respect to the merger.

2. Please explain all the affiliations between Genstar IV and Genstar V and the following parties:

•	Genstar Capital Partners III, L.P.;

•	Stargen III, L.P.; and

•	Genstar Capital LP.

Specifically, please provide information as to mutual ownership, identification of officers and directors and equity holdings by each party in each of the other parties. We note that the discussion of the Background of the Merger does not include a discussion of prior investments, including shareholder agreements and registration rights agreements, made by Genstar Capital Partners III, L.P. Please explain why you believe this information is not required by Item 1005(a) of Regulation M-A.

The following explains the affiliations between Genstar Fund IV and Genstar Fund V, on the one hand, and each of Genstar Fund III, Stargen III and Genstar Capital, L.P., on the other.

Genstar Fund IV and Genstar Fund V.  Genstar Fund IV and Genstar Fund V are limited partnerships that are private equity funds. Each of Genstar Fund IV and Genstar Fund V has a general partner that is a limited partnership, and each of those entities has a general partner which is a limited liability company (“GP IV” and “GP V,” respectively). Mr. Conte and Mr. Weltman are members of each of GP IV and GP V. The limited partners of Genstar Fund IV and Genstar Fund V are primarily institutional investors. No limited partner has the right to control the investments made by Genstar Fund IV or Genstar Fund V.

Genstar Fund III.  Genstar Fund III is a limited partnership that is a private equity fund. The general partner of Genstar Fund III is a limited partnership, and the general partner of that limited partnership is a limited liability company (“GP III”). Mr. Conte is a managing member of GP III. The limited partners of Genstar Fund III are primarily institutional investors. No limited partner has the right to control the investments made by Genstar Fund III.

None of Genstar Fund IV, Genstar Fund V, their respective general partners, GP IV or GP V has any ownership interest in Genstar Fund III, its general partner or GP III. Conversely, none of Genstar Fund III, its general partner or GP III has any ownership interest in Genstar Fund IV, Genstar Fund  V, their respective general partners, GP IV or

Securities and Exchange Commission

October 11, 2007

GP V. Genstar Fund III will not have any equity interest in Parent. Genstar IV and Genstar V do not have any equity interest in PRA.

Stargen III.  Please see our response to comment #1 above for information concerning Stargen III. None of Genstar Fund IV, Genstar Fund V, their respective general partners, GP IV or GP V has any ownership interest in Stargen III, its general partner or GP III. Conversely, none of Stargen III, its general partner or GP has any ownership interest in Genstar Fund IV, Genstar Fund V, their respective general partners, GP IV or GP V. Stargen III will not have any equity interest in Parent.

Genstar Capital, L.P.  Please see our response to comment #1 above for information concerning Genstar Capital, L.P. None of Genstar Fund IV, Genstar Fund V, their respective general partners, GP IV or GP V has any ownership interest in Genstar Capital, L.P. or its general partner. Conversely, Genstar Capital, L.P. does not have any ownership interest in Genstar Fund IV, Genstar Fund V, their respective general partners, GP IV or GP V. Genstar Capital, L.P. will not have any equity interest in Parent.

The Schedule 13E-3 and the proxy statement have been revised to add the required information concerning Genstar Fund III, Genstar Fund IV, Genstar Fund  V, Mr. Conte and Mr. Weltman. Please see Appendix F to Amendment No. 1 to the Proxy Statement.

Genstar III made its initial investment in PRA in 2001, which is beyond the two-year time frame set forth in Item 1005(a) of Regulation M-A. Amendment No. 1 to the Proxy Statement has been revised to provide additional information about the registration rights agreement and the stockholders agreement. Please see page 43 of Amendment No. 1 to the Proxy Statement.

Item 9. Reports, Opinions, Appraisals and Negotiations

(b) Preparer and Summary of the Report, Opinion or Appraisal

3. Please correct the reference to “Summary Term Sheet — Other Important Considerations” as this is not a section in your proxy statement.

In response to the Staff’s comment, the reference to “Summary Term Sheet — Other Important Considerations” has been corrected. Please see page 8 of Amendment No. 1 to the Transaction Statement.

SCHEDULE 14A

Summary Term Sheet, page 2

Parties to the Merger, page 2

4. Please revise to state that Mr. Conte and Mr. Weltman are the only officers and directors of GG Holdings and that both are directors of PRA.

In response to the Staff’s comment, the requested information has been disclosed. Please see page 1 of Amendment No. 1 to the Proxy Statement.

Merger Consideration, page 2

5. Please disclose the total amount of consideration which will be paid in the event the merger is approved, assuming no exercise of appraisal rights.

In response to the Staff’s comment, the amount of the total consideration which will be paid in the event the merger is approved, assuming there is no exercise of appraisal rights, has been added. Please see page 2 of Amendment No. 1 to the Proxy Statement.

Securities and Exchange Commission

October 11, 2007

Stockholder Vote Required to Adopt the Merger Agreement, page 3

6. We note that you state on page 3 that a majority of the shares of common stock outstanding at the close of business on the record date and entitled to vote thereon must vote for the adoption of the merger agreement. Please revise to also disclose that the transaction does not require the approval of at least a majority of the unaffiliated security holders and, assuming all affiliated security holders vote in favor of the merger agreement, state the percentage of unaffiliated shares of common stock outstanding which must vote for the adoption of the merger agreement. Please revise pages 3, 10, 48 and elsewhere as appropriate.

In response to the Staff’s comment, the Company has included disclosure regarding the percentage of unaffiliated shares of common stock which must be voted for the adoption of the merger agreement. Please see page 2 of Amendment No. 1 to the Proxy Statement.

Recommendations of the Special Committee and the Board of Directors, page 3

Position of the Genstar Filers as to Fairness, page 4

7. Please delete the statement that Parent and Merger Sub “may be deemed” to be engaged in a going private transaction from the last paragraph on page 3. They are identified as filing persons on the Schedule 13E-3 and, accordingly, have been identified as affiliates engaged in the going private transaction. Similarly, please revise the section “Position of the Genstar Filers as to Fairness” on page 4 and delete the statement that the Genstar Filers “may be deemed” to be an affiliate of PRA from page 32 as it is clear that Parent and Merger Sub are affiliates of PRA. See Section II.D.3 of the Current Issues Outline dated November 14, 2000 and SEC Release No. 17719 (April 13, 1981).

In response to the Staff’s comment, the referenced phrases have been deleted. Please see pages 3 and 29 of Amendment No. 1 to the Proxy Statement.

Share Ownership of PRA Directors and Officers, page 4

8. Please identify the directors associated with Genstar Capital Partners III and Stargen III and describe the nature of the association. Identify the director that is a partner of an affiliate of funds that own shares of your stock and identify the funds you are referring to.

In response to the Staff’s comment, the requested information has been disclosed. Please see page 4 of Amendment No. 1 to the Proxy Statement.

Interests of the Company’s Directors and Executive Officers in the Merger, page 8

9. Please disclose, preferably in a tabular format, the aggregated compensation and/or benefits, including cash and securities, to be received by each of your directors and executive officers, including compensation, if any, to be received by members of the special committee in connection with the merger transaction.

The Company has considered the Staff’s comment and refers the Staff to the table on page 41 of Amendment No. 1 to the Proxy Statement and the cross reference to the section in which the table is contained on page 8. In addition, in response to the Staff’s comment we have added disclosure of the compensation to be received by members of the special committee. Please see page 42 of Amendment No. 1 to the Proxy Statement.

Questions and Answers About the Special Meeting and the Merger, page 9

10. Please revise the structure of your proxy statement so that all of the disclosure required by Items 7, 8 and 9 of Schedule 13E-3 appears in the “Special Factors” section at the beginning of the document, immediately following the Summary section. Refer to Rule 13e-3(e)(1)(ii). In that regard, the Questions and Answers and Forward-Looking Information sections are not required disclosure pursuant to Items 7, 8 and 9 of Schedule 13e-3 and should be relocated to appear after the Special Factors section.

Securities and Exchange Commission

October 11, 2007

In response to the Staff’s comment, the Company has revised the structure of the proxy statement so that all the disclosure required by Items 7, 8 and 9 of Schedule 13E-3 appears in the “Special Factors” section at the beginning of the document, immediately following the Summary section and the Questions and Answers and Forward Looking Information sections have been relocated to appear after the Special Factors section.

11. We note your disclosure that you have retained The Altman Group to assist in the solicitation and that your officers, directors and employees may also solicit proxies. Please note that written solicitations, including written instructions and transcripts to be used for telephone solicitations, are required to be filed.

The Company acknowledges the Staff’s comment and understands that written solicitations, including written instructions and transcripts to be used for telephone solicitations, are required to be filed.

Special Factors, page 15

Background of the Merger, page 15

12. Please revise this discussion to indicate the identities of all parties negotiating on behalf of the Genstar Filers. Also, identify their legal counsel and any financial advisors consulted.

In response to the Staff’s comment, the disclosure has been revised. Please see page 9 of Amendment No. 1 to the Proxy Statement.

13. Please expand the disclosure in this section to describe any negotiations or material contacts during the past two years between affiliates of PRA. Refer to Item 1005(c) of Regulation M-A. For instance, please discuss any negotiations or material contacts between the various Genstar entities and Messers Conte and Weltman relating to the merger.

The Company has considered the Staff’s comment and because there have been no negotiations or material contacts concerning the matters referenced in Item 1005(a) of Regulation M-A during the past two years between affiliates of PRA no disclosure has been added.

14. We note that you state on page 15 that the company engaged in negotiations with a strategic bidder in the fall of 2005 and in July 2006. Please provide more information about these negotiations. For example, state whether the strategic bidder ever made a firm offer. If such an offer was made, please disclose the information required by Item 1014(f) of Regulation M-A.

In response to the Staff’s comment, the disclosure has been revised to provide more detail regarding negotiations with the strategic bidder in the fall of 2005 and in July of 2006. Please see page 9 of Amendment No. 1 to the Proxy Statement. Because a firm offer was not received, the information required by Item 1014(f) of Regulation M-A has not been added.

15. In addition, in the same paragraph you disclose that in the fall of 2005 you reviewed “certain alternative strategies for maximizing stockholder value.” Please provide more information about the alternative strategies you considered.

In response to the Staff’s comment, the disclosure has been revised. Please see page 9 of Amendment No. 1 to the Proxy Statement.

16. In the discussion of the March 29, 2007 meeting you have stated that Mr. Conte provided additional background information regarding Genstar’s indication of interest and Genstar’s views as to the financial and strategic situation of the company. Please revise to provide a more detailed discussion of the information provided by Mr. Conte at this meeting. Also, please clarify whether Mr. Conte was present at this meeting in his official capacity as a director and officer of Genstar.

In response to the Staff’s comment, the discussion of the March 29, 2007 meeting has been revised to provide a more detailed discussion of the information provided by Mr. Conte and to clarify the capacity in which Mr. Conte was present at this meeting. Please see page 10 of Amendment No. 1 to the Proxy Statement.

Securities and Exchange Commission

October 11, 2007

17. Please revise the discussions of the relationships some of your directors have with Genstar to include Mr. Conte’s and Mr. Weltman’s positions with GG Holdings.

In response to the Staff’s comment, the disclosure has been revised. Please see page 10 of Amendment No. 1 to the Proxy Statement.

18. Identify the funds managed by Genstar Capital LLC in which each of Messrs. Conte, Weltman, Booth and Conway have investments.

In response to the Staff’s comment, the requested information has been disclosed. Please see page 10 of Amendment No. 1 to the Proxy Statement.

19. Please describe the relationship between Credit Suisse and Genstar.

In response to the Staff’s comment, the proxy statement has been revised to describe the relationship between Credit Suisse and Genstar. Please see page 10 of Amendment No. 1 to the Proxy Statement.

20. Please revise your disclosure on pages 16, 18 and 21 to provide more information about the strategic alternatives presented by Credit Suisse on April 9, 2007, June 29, 2007 and July 24, 2007, respectively. We note that the presentations by Credit Suisse contain various alternatives which appear to have been discussed. Please revise your disclosure to disclose each of the alternatives, the benefits and risks of each alternative and why the committee did not pursue any of the alternatives.

In response to the Staff’s comment, the disclosure has been revised. Please see pages 11, 14 and 17 of Amendment No. 1 to the Proxy Statement.

21. We note your disclosure that in meetings on May 14, 2007, July 2, 2007 and July 23, 2007 representatives of Credit Suisse summarized their discussions with UBS Securities. Please revise this disclosure to include the material portions of these discussions.

In response to the Staff’s comment, the disclosure has been revised. Please see pages 12, 14 and 16 of Amendment No. 1 to the Proxy Statement.

22. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise the discussion of the June 29, 2007 and July 19, 2007 meetings to describe Credit Suisse’s preliminary financial analyses of Genstar’s indication of interest which was discussed at those meetings. Similarly, please revise the discussion of the July 24, 2007 meeting to describe Credit Suisse’s financial analyses of the company and the proposed transaction or provide a cross reference to such information. To the extent that the information contained in the preliminary presentations is substantially similar to the disclosure already provided in the summary of the advisor’s final opinion, then provide a statement to this effect and summarize any differences in the information presented.

In response to the Staff’s comment, the disclosures regarding the June 29, 2007, July 19, 2007 and July 24, 2007 meetings have been revised to provide cross references to information describing the relevant Credit Suisse analyses. Please see pages 13, 16 and 17 of Amendment No. 1 to the Proxy Statement.

23. Please revise the first paragraph on page 19 to quantify the Genstar Investor’s significant voting power in the company.

In response to the Staff’s comment, the disclosure has been revised to quantify Genstar’s significant voting power in the Company. Please see page 14 of Amendment No. 1 to the Proxy Statement.

24. Please revise the July 11, 2007 discussion to describe Genstar’s intention to establish equity based compensation for management.

Securities and Exchange Commission

October 11, 2007

In response to the Staff’s comment, the disclosure has been revised. Please see page 15 of Amendment No. 1 to the Proxy Statement.

25. We note your disclosure on page 22 that beginning July 25, 2007 representatives of Credit Suisse contacted financial sponsors and strategic partners they believed might be interested in acquiring or engaging in a business combination with the company. Please disclose how many companies they contacted, what criteria they used to identify these companies and any results of their inquiries. We may have further comments.

In response to the Staff’s comment, the proxy statement has been revised to disclose how many companies were contacted, what criteria was used to identify the companies and the results of the inquiries. Please see page 18 of Amendment No. 1 to the Proxy Statement.

26. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13 e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. To the extent they are not already included as exhibits to the Schedule 13E-3, please file any board books or other materials provided to the board by Credit Suisse or any outside party to a filing person. For example, revise your disclosure to summarize the preliminary presentations provided by Credit Suisse to the board in connection with Credit Suisse’s update of its presentation at the April 30, May 8 and May 14 board meetings in a manner consistent with Item 1015(b) of Regulation M-A. File any written materials associated with such presentations as exhibits.

In response to the Staff’s comment, the proxy statement has been revised and copies of the Credit Suisse materials provided to the board on April 30, May 8 and May 14 have been filed as exhibits to Amendment No. 1 to the Transaction Statement. Because the proxy statement discloses that valuation analyses contained in these materials are preliminary versions of the valuation analyses provided in the summary of the advisor’s final opinion, based on information available as of the date of such materials, the Company has not separately summarized these materials.

27. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. We note that Genstar retained UBS Securities as its financial advisor in connection with the transaction. Please provide as exhibits to the Schedule 13E-3 all written materials related to reports, opinions and appraisals provided by UBS Securities or any other outside party to Genstar in connection with this transaction. In addition, please provide the disclosure required by Item 1015 of Regulation M-A in the “Background to the Merger” section.

The Genstar Filers did not receive any report, opinion or appraisal from an outside party that is materially related to the merger, including any report, opinion or appraisal relating to the consideration or the fairness of the consideration to be offered to PRA security holders or the fairness of the transaction to the issuer or affiliates or to security holders who are not affiliates.

Recommendation of the Special Committee and Board of Directors; Reasons for Approval of the Merger, page 22

28. Please note that each of the comments in this section should be considered for its application to the “Position of the Genstar filers as to Fairness” section.

The Genstar Filers have considered each of the comments in this section of the Staff’s comment letter for their application to the “Position of the Genstar Filers as to Fairness” section of the proxy statement.

29. We are unable to locate disclosure complying with Item 1014(a) with respect to the subject company. In that regard, please revise to disclose whether the Board of Directors determined the transaction was fair or

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unfair to unaffiliated stockholders. The discussion should separately address procedural and substantive fairness. The disclosure which currently exists in this section should not be located in the special factors section as it does not purport to address the disclosure required by Item 1014. Please consider relocating it so that it appears outside the Special Factors section.

In response to the Staff’s comment, the disclosure has been revised to indicate that the Board of Directors determined the transaction was fair to unaffiliated stockholders. Please see page 22 of Amendment No. 1 to the Proxy Statement.

30. If the Board of Directors relied on the analysis of another, such as the financial advisor or Special Committee, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis. For instance, it appears that the Board of Directors adopted Credit Suisse’s analyses supporting the fairness determination. Please revise to explicitly state that such analyses were adopted or revise this discussion to reflect the analysis undertaken by the board of directors in arriving at its fairness determination. Similarly, it appears that the Special Committee also relied upon the opinion of Credit Suisse. In order for the Board to be able to expressly adopt the Special Committee’s analysis in a manner that satisfies its Item 1014 disclosure requirements, the Special Committee must expressly adopt the analyses the Special Committee relies upon.

In response to the Staff’s comment, the disclosure has been revised to indicate that the special committee adopted the conclusion and analyses of Credit Suisse. Please see pages 19 and 22 of Amendment No. 1 to the Proxy Statement. As noted on page 23 of Amendment No. 1 to the Proxy Statement, the Board of Directors adopted the recommendation and analyses of the special committee.

31. Generally, all of the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going-private transaction. Please discuss each factor in reasonable detail. To the extent any of the listed factors was not deemed relevant in the context of this transaction this in itself may be an important part of the decision-making process that should be explained for stockholders. For example, we are unable to locate a detailed discussion of historical stock prices. Please note that conclusory statements, such as your brief reference to liquidation value in the Special Committee discussion, are insufficient. Please expand your discussion of liquidation value to explain why the Special Committee believed the liquidation value would be significantly lower than PRA’s value as a viable going concern. In addition, please explain why the Special committee viewed the discounted cash flow analyses to be a reasonable proxy for going concern value. Refer to the Q&A in SEC Release No. 34-17719 (April 13, 1981). Please review the Instruction 2 to Item 1014 factors and expand your disclosure accordingly.

In response to the Staff’s comment, the disclosure has been expanded and revised and now contains a discussion explaining why the special committee believed liquidation value would be significantly lower than PRA’s value as a viable going concern. Please see page 22 of Amendment No. 1 to the Proxy Statement. In addition, in response to the Staff’s comment, the disclosure regarding going concern value has been revised to describe why the discounted cash flow analysis was used in determining the going concern value.

32. Item 1014(b) of Regulation M-A requires the discussion in reasonable detail of the material factors upon which the determination of fairness was made and the disclosure of the weight assigned to each such factor. We note that you provide cursory discussion of the factors upon which the fairness determination was based. A listing of the factors considered by the filing person without a discussion of how the factor relates to the determination is inadequate. Please revise. Refer to In the Matter of Meyers Parking System Inc., Securities Exchange Act Release No. 26069 (September 12, 1988). For instance, we note that one factor considered by the special committee is “the consideration to be received by PRA stockholders in the merger and a comparison of similar merger transactions.” The description of this factor fails to explain why the factor supports the Special Committee’s findings. Please carefully review each factor and revise as appropriate.

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In response to the Staff’s comment, the disclosure has been expanded and revised and now contains a discussion explaining why a comparison of similar merger transactions supports the special committee’s finding of fairness. Please see page 18 of Amendment No. 1 to the Proxy Statement.

33. Please expand your disclosure in the first bullet on page 23 regarding the Company’s business, operations, financial condition, strategy and prospects as factors behind the special committee’s decision to recommend the merger. Quantify to the extent practicable.

In response to the Staff’s comment, the disclosure regarding the Company’s business, operations, financial condition, strategy and prospects as factors behind the special committee’s decision to recommend the merger has been expanded. Please see page 18 of Amendment No. 1 to the Proxy Statement.

34. We note that you state that the special committee believed “that the merger is more favorable to PRA than the value that could be expected to be generated from the various other strategic alternatives available to PRA.” To the extent that these alternatives were considered or reviewed, please revise “Background of the Merger” to discuss the meetings in which they were considered and why the special committee decided not to pursue them. Your discussion should include a specific explanation as to why the special committee believes the merger is more favorable to unaffiliated shareholders than the mentioned alternatives.

In response to the Staff’s comment, the disclosure has been revised. Please see page 11 of Amendment No. 1 to the Proxy Statement.

35. Please delete the discussion concerning “arms-length negotiations” on pages 23, 25 and in all other places in the document where similar language appears, as references to arm’s-length negotiations are inappropriate in a going private transaction.

In response to the Staff’s comment, the proxy statement has been revised to delete all discussions concerning “arms-length negotiations.” Please see pages 19 and 20 of Amendment No. 1 to the Proxy Statement.

36. Refer to the penultimate bullet on page 23. Stating that the consideration represents a “fair value” appears to assume the conclusion with respect to substantive fairness. Please explain why the Special Committee believes it is appropriate to assume the conclusion they are purporting to reach.

In response to the Staff’s comment, the proxy statement has been revised to remove the reference to “fair” value in this bullet point. Please see page 19 of Amendment No. 1 to the Proxy Statement.

37. Refer to the last bullet point on page 23. Please expand the disclosure to detail the efforts undertaken during the go-shop period and explain whether those efforts were considered in the Special Committee’s fairness determination. If the efforts undertaken during the go-shop period were not considered, please explain why.

In response to the Staff’s comment, the disclosure has been expanded. Please see pages 19 and 20 of Amendment No. 1 to the Proxy Statement.

38. Expand the fairness discussion to address fairness in the absence of the procedural safeguards listed in Item 1014. For example, what consideration did the committee give to the fact that the transaction does not require the approval of at least a majority of the unaffiliated shareholders? See Items 1014(c), (d) and (e) of Regulation M-A.

In response to the Staff’s comment, the proxy statement has been revised to expand the fairness discussion to address fairness in the absence of the procedural safeguards listed in Item 1014 of Regulation M-A. Please see pages 20 and 21 of Amendment No. 1 to the Proxy Statement.

39. Please revise the discussion of the potentially negative factors relating to the merger to:

•	Disclose the highest stock price for PRA’s common stock in the 52 week period prior to the merger and to disclose the date of this price; and

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In response to the Staff’s comment, the proxy statement has been revised to include the highest stock price for the Company’s common stock in the 52 week period prior to the merger. Please see page 21 of Amendment No. 1 to the Proxy Statement.

•	Identify the current officers and directors who will have the opportunity to be equity owners in and or members of management of the Parent.

In response to the Staff’s comment, the disclosure has been revised. Please see page 21 of Amendment No. 1 to the Proxy Statement.

40. Please clarify in the section “Board of Directors” that the PRA board of directors which approved the merger consisted only of Messrs. Kessler, Spivy and Hemberger because all other members of the board were affiliated with Genstar or affiliates of Genstar.

In response to the Staff’s comment, the disclosure has been revised to clarify that the PRA board of directors which approved the merger consisted only of Messrs. Kessler, Spivy and Hemberger. In response to the comment, we have stated that all other members of the board had potential or actual conflicts of interest. Please see page 22 of Amendment No. 1 to the Proxy Statement.

Opinion of Credit Suisse Securities (USA) LLC, page 27

41. Please revise the second paragraph to describe the procedures followed, assumptions made, matters considered, and limitations rather than referring to the opinion. In addition, please revise page 5 to reference this section rather than the opinion.

In response to the Staff’s comment, the disclosure regarding the Credit Suisse opinion has been revised to describe the procedures followed, assumptions made, matters considered, and limitations. Please see pages 23 through 25 of Amendment No. 1 to the Proxy Statement. As requested, a cross reference has been added, but the Company has also retained what it believes is a customary and appropriate cross-reference to the full text of the opinion. Please see page 5 of Amendment No. 1 to the Proxy Statement.

42. Please define the term Excluded Stockholders.

The term Excluded Stockholders is defined in the first paragraph under the heading “Opinion of the Special Committee’s Financial Advisor” on page 5 of Amendment No. 1 to the Proxy Statement.

43. Please delete the statement that the discussion herein is “qualified in its entirety by reference to the full text of its written opinion.” Investors are entitled to rely upon your disclosure.

The Company has considered the Staff’s comment and, believes it is customary and appropriate to qualify the summary by reference to the full text of the opinion, which is only three pages, and is included in the proxy statement and is not merely an exhibit to the Schedule 13E-3.

Selected Companies Analysis, page 29

44. Please disclose the criteria used to determine the five “primary” companies and two “secondary” companies analyzed in this analysis and disclose the meaning of the terms primary and secondary. In addition, if any company met the criteria but was excluded from the analysis, please identify the company and explain why it was excluded.

In response to the Staff’s comment, the proxy statement has been revised. The Company supplementally advises the Staff that no specific numeric or other “bright-line” criteria were used to select the selected companies and that all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. Thus, a significantly larger or smaller company with substantially similar lines of businesses and business focus may have been included while a similarly sized company with less similar lines of business and greater diversification may have been excluded. It is therefore not possible to identify specific criteria for inclusion or to say that companies meeting such unspecified criteria were excluded. Rather, in determining whether

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companies should be included or excluded, the relevant consideration was whether, evaluating all criteria in their entirety, such companies were generally perceived as being more or less comparable to the Company.

45. Please explain how the primary selected companies and the secondary companies each factored into your analysis.

In response to the Staff’s comment, the selected companies analysis has been revised to explain how the primary selected companies and the secondary companies each factored into Credit Suisse’s analysis. Please see page 26 of Amendment No. 1 to the Proxy Statement.

46. Please explain how you used the multiples to calculate the range value per share.

In response to the Staff’s comment, the selected companies analysis has been revised to explain how multiples were used to calculate the range value per share. Please see page 26 of Amendment No. 1 to the Proxy Statement.

47. Please revise the table to include the enterprise value as a multiple of CY 2007E and CY 2008E EBITDA for PRA. Similarly, revise the second table to include the stock price as a multiple of CY 2007E and CY 2008E net income per share for PRA.

In response to the Staff’s comment, the second table has been revised to include the stock price as a multiple of CY 2007E and CY 2008E net income per share for the Company. Please see page 26 of Amendment No. 1 to the Proxy Statement.

Selected Transactions Analysis, page 30

48. We note the transactions used in this analysis were “selected publicly-announced transactions involving pharmaceutical development target companies it deemed relevant.” Please disclose in more detail the criteria used to determine the transactions used in this analysis. If any transaction met the criteria but was excluded from the analysis, please identify the transaction and explain why it was excluded.

In response to the Staff’s comment, the selected transactions analysis has been revised to disclose more detail regarding the criteria used to determine the transactions used in the analysis. No specific numeric or other “bright-line” criteria were used by Credit Suisse to select the selected transactions and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. Thus, a significantly larger or smaller company with substantially similar lines of businesses and business focus may have been included while a similarly sized company with less similar lines of business and greater diversification may have been excluded. It is therefore not possible to identify specific criteria for inclusion or to say that companies meeting such unspecified criteria were excluded. Rather, in determining whether transactions should be included or excluded, the relevant consideration was whether, evaluating all criteria in their entirety, such transactions were generally perceived as being more or less comparable to the PRA merger. Please see page 27 of Amendment No. 1 to the Proxy Statement.

49. Please explain how you used the multiples to calculate the range value per share.

In response to the Staff’s comment, the selected transactions analysis has been revised to explain how the multiples to calculate the range value per share were used. Please see page 27 of Amendment No. 1 to the Proxy Statement.

50. Please revise the table to include enterprise value as a multiple of LTM Revenue and LTM EBITDA for PRA.

In response to the Staff’s comment, the selected transactions analysis has been revised to include enterprise value as a multiple of LTM EBITDA for PRA. The Company supplementally advises the Staff that because the special committee was not provided with LTM revenue multiple for PRA, we have not added disclosure regarding such multiple. Please see page 27 of Amendment No. 1 to the Proxy Statement.

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Discounted Cash Flow Analysis, page 31

51. Please expand your disclosure to explain how the discount and estimated weighted average cost of capital and terminal multiples were determined. In addition, please expand your disclosure to explain how the values reported were derived from the estimates. Consider providing tabular disclosure.

In response to the Staff’s comments, the discounted cash flow analysis has been revised to expand the disclosure to explain how the discount rate and estimated weighted average cost of capital and terminal multiples were determined. In addition, the disclosure explaining how the values reported were derived from the estimates was expanded. Please see page 27 of Amendment No. 1 to the Proxy Statement.

Other Matters, page 31

52. Please state in the first paragraph and on page 5 the amount of Credit Suisse’s fees for its services provided in connection with the merger, the amount attributable to the opinion, and the amount by which the fee will increase if the merger is completed. See Item 1015(b)(4) of Regulation M-A.

In response to the Staff’s comments, the disclosure has been revised to include the amount of Credit Suisse’s fees for its services provided in connection with the merger, the amount attributable to the opinion, and the amount by which the fee will increase if the merger is completed. Please see pages 5 and 28 of Amendment No. 1 to the Proxy Statement.

53. In addition, we note that you state that “Credit Suisse and its affiliates have in the past provided, are currently providing and in the future may provide, investment banking and other financial services to the Company, Parent and their affiliates, as well as private investment firms with investments in or otherwise affiliated or associated with Parent, and other entities affiliated or associated with such private investment firms, for which Credit Suisse has received, and would expect to receive, compensation.” Describe any material relationship that existed during the past two years or is mutually understood to be contemplated and quantify any compensation received or to be received as a result of the relationship between Credit Suisse and PRA or any affiliates of PRA. Refer to Item 1015(b)(4)

In response to the Staff’s comment, the disclosure has been expanded. Please see page 28 of Amendment No. 1 to the Proxy Statement. We supplementally advise the Staff that neither PRA or its affiliates have paid any transaction fees to Credit Suisse or its affiliates during the past two years.

The Genstar Filers’ Purpose and Reasons for the Transaction, page 32.

54. Please expand your discussion of the purposes of the transaction to explain why the Genstar entities are engaging in the transaction. Please refer to Instruction 1 of Item 1013(d) when drafting your response.

In response to the Staff’s comment, the disclosure has been expanded. Please see pages 28 and 29 of Amendment No. 1 to the Proxy Statement.

55. Please expand your disclosure to explain in reasonable detail the alternatives considered by the Genstar filers and why such alternatives were rejected. Your current disclosure is insufficient. Refer to Item 1013(b) of Regulation M-A.

In response to the Staff’s comment, the disclosure has been expanded. Please see page 29 of Amendment No. 1 to the Proxy Statement.

56. Please expand your disclosure to explain why the transaction was undertaken at this time. Refer to Item 1013(c) of Regulation M-A.

In response to the Staff’s comment, the disclosure has been expanded. Please see pages 28 and 29 of Amendment No. 1 to the Proxy Statement.

57. We are unable to locate disclosure which attempts to comply with Item 1013(d). Provide the required disclosure. Please refer to Instructions 2 and 3 of Item 1013 when drafting your response. In

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particular, please note that each filing person has its own obligation with respect to the disclosure requirements. Accordingly, when describing the interest in net book value it would be inappropriate to aggregate the separate interests of different filing persons.

In response to the Staff’s comment, the requested information has been disclosed. Please see pages 32 through 34 of Amendment No. 1 to the Proxy Statement.

Interests of PRA’s Directors and Executive Officers in the Merger, page 40

58. We note that Parent has informed you that it intends to retain members of the company’s management team following the merger. To the extent known, please disclose what members of the management team Parent intends to retain.

In response to the Staff’s comment, the requested information has been disclosed. Please see pages 32 and 34 of Amendment No. 1 to the Proxy Statement.

59. In addition, please include a brief description of the general terms of the equity-based incentive compensation plan for management and once established, file this agreement with your proxy statement.

In response to the Staff’s comment, the requested information has been disclosed. Please see page 32 of Amendment No. 1 to the Proxy Statement. If the equity-based compensation plan is established prior to the consummation of the merger, it will be filed with the Schedule 13E-3.

Financial Projections, page 45

60. We note that you have included a summary of the financial forecasts provided to the financial advisors. Please ensure that you have provided all projections and underlying assumptions that were supplied to the financial advisors and used to formulate their opinions.

We believe that, as supplemented by the information being disclosed in response to this comment and comment 61, the proxy statement contains adequate disclosure regarding the material projections and assumptions provided to Credit Suisse for use in its financial analyses. Please see page 46 of Amendment No. 1 to the Proxy Statement.

61. We note that certain of the figures include an add-back of restructuring and non-recurring expenses. Please quantify the amount of these expenses.

In response to the Staff’s comment, the requested information has been disclosed. Please see page 25 of Amendment No. 1 to the Proxy Statement.

The Parties to the Merger, page 47

62. We note from your second bullet point that other investors will make minority investments in Parent. To the extent known, please disclose the identity of the other minority investors and their respective contributions to Parent. If any of the minority investors are directors or officers of the company revise your disclosure on page 40 accordingly. If it has not yet been determined who will make investments in the parent and the amount of the investment, please disclose all discussions with potential investors. At a minimum, you should disclose the amount that will be reserved for investment and the parties that will be invited to invest or how those parties will be identified.

In response to the Staff’s comment, the disclosure has been revised to disclose, to the extent known, the identity of the other minority investors and their respective contributions to Parent. The disclosure also has been revised to describe the interests that PRA directors and officers will have in Parent. Also in response to the Staff’s comment, the proxy statement has been revised to state the amount of additional equity being sought. Please see pages 1 and 53 of Amendment No. 1 to the Proxy Statement. We respectfully submit that it would not be appropriate or material to investors to disclose all discussions with potential investors. Identifying the prospective investors could harm the

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relationship that Genstar has with such investors. In addition, the identity of prospective investors and the discussions that Genstar is having with those investors is not material information. If the potential investors invest in Parent, their investment would be less than 15% of Parent’s outstanding common stock. Conversely, if the potential investors do not invest in Parent, that would not affect the ability of Parent to consummate the transaction because Genstar V has committed to provide the equity that is not provided by such investors. Parent also plans to invite certain consultants to Genstar and certain executives of companies that are affiliates of Genstar (none of whom are directors or officers of PRA) each to purchase up to approximately 0.1% of the equity in Parent. As these individuals will own very small amounts and are not affiliated with PRA, their identities are not material to investors.

PRA Common Stock Market Price and Dividend Data, page 71

63. Please disclose the aggregate proceeds received by each of the filings persons from sales of the company’s securities. See Item 1002(e) or Regulation M-A.

In response to the Staff’s comment, the requested information has been disclosed. Please see page 78 of Amendment No. 1 to the Proxy Statement.

64. We note that you disclose in your Form 8-K filed on March 26, 2007 that on March 23, 2007, the company declared a dividend of one preferred share purchase right for each outstanding share of common stock of the Company. Please revise your disclosure to include information regarding this dividend.

In response to the Staff’s comment, the disclosure has been revised to include information regarding the March 23, 2007 declared dividend. Please see page 75 of Amendment No. 1 to the Proxy Statement. Additionally the Company points the Staff to the discussion of the rights plan on page 43 of Amendment No. 1 to the Proxy Statement.

Prior Purchases and Sales of PRA Common Stock, page 74

65. We note that you list in the table the transactions with respect to PRA common stock during the past two years effected by any of PRA, Parent, Merger Sub, Genstar V, Genstar or any of their respective subsidiaries, affiliates, executive officers, directors or persons controlling such entities. Please separate into different tables the transactions effected by (1) PRA and those executive officers, directors and controlling persons of PRA who unaffiliated with Genstar and (2) Parent, Merger Sub, Genstar V, Genstar or any of their respective subsidiaries, affiliates, executive officers, directors or persons controlling such entities and those executive officers, directors and controlling persons of PRA who are affiliated with Genstar.

The Company has considered the Staff’s comment and notes that there have been no transactions with respect to PRA common stock during the past two years effected by Parent, Merger Sub, Genstar V, Genstar or any of their respective subsidiaries, affiliates, executive officers, directors or persons controlling such entities and those executive officers, directors and controlling persons of PRA who are affiliated with Genstar, so the applicable transactions remain listed in a single table.

Submission of Future Shareholder Proposals, page 80

66. Please disclose the information required by Rule 14a-5(e) in the event the merger is not completed. For example, what is the deadline for submitting shareholder proposals in the company’s next annual meeting? What is the date which notice of a shareholder proposal submitted outside of Rule 14a-8 is considered untimely?

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October 11, 2007

In response to the Staff’s comment, information required by Rule 14a-5(e) in the event the merger is not completed has been disclosed. Please see page 85 of Amendment No. 1 to the Proxy Statement.

* * *

PRA hereby acknowledges that: (1) PRA is responsible for the adequacy and the accuracy of the disclosure in the filings (2) comments of the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and (3) PRA may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or if the Staff has further comment, please call either Morton A. Pierce (tel: 212-259-6640) or Chang-Do Gong (tel: 212-259-6056) of Dewey & LeBoeuf LLP or Scott Haber (tel: 415-395-8137) of Latham & Watkins LLP.

Sincerely,

/s/  William M. Walsh, III

William M. Walsh, III
Secretary

cc:	Jennifer Riegel, Esq.
Suzanne Hayes, Esq.
Michael Pressman, Esq.